Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Goldcorp Inc. (“Goldcorp”)

Suite 3400 - 666 Burrard Street

Vancouver, British Columbia

V6C 2X8

Item 2 Date of Material Change

March 24, 2019

Item 3 News Release

A news release with respect to the material change referred to in this report was disseminated via Canada Newswire on March 25, 2019 and filed on the system for electronic document analysis and retrieval (SEDAR) and EDGAR.

Item 4 Summary of Material Change

On March 25, 2019, Goldcorp announced that it consented to Newmont Mining Corporation (“Newmont”) paying a one-time special dividend (the “Dividend”) to its stockholders, conditional on the approval by both Newmont’s stockholders and Goldcorp’s shareholders (“Goldcorp Shareholders”) of the resolutions to be considered at their shareholder meetings on April 11 and April 4, 2019, respectively, in connection with the proposed combination of Newmont and Goldcorp pursuant to the plan of arrangement entered into between Goldcorp and Newmont, which was previously announced on January 14, 2019 (the “Arrangement”).

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On March 25, 2019, Goldcorp announced that it consented to Newmont paying a one-time special Dividend to its stockholders, conditional on the approval of the Newmont resolutions by the Newmont stockholders and the Arrangement resolution by the Goldcorp Shareholders relating to the Arrangement.

The Dividend will be paid to Newmont stockholders of record as of April 17, 2019, which is prior to the closing of the Arrangement.

The special committee (the “Special Committee”) of the Board of Directors of Goldcorp (the “Goldcorp Board”) recommended to the Goldcorp Board that it consent to the Dividend and that it reaffirm its recommendation that Goldcorp Shareholders vote in favour of the completion of the Arrangement. Fort Capital Partners (“Fort Capital”) provided an opinion to the Special Committee (the “Fort Capital Fairness Opinion”) to the effect that, as of March 24, 2019, and assuming payment of the Dividend, the consideration to be received by Goldcorp Shareholders pursuant to the Arrangement (the “Consideration”) is fair, from a financial point of view, to the Goldcorp Shareholders, subject to the limitations, qualifications and assumptions set forth in such opinion.

The Goldcorp Board unanimously determined that it consent to the Dividend and that it reaffirm its recommendation that Goldcorp Shareholders vote in favour of the completion of the Arrangement. In making its determination to consent to the Dividend and to continue to recommend that Goldcorp Shareholders vote in favour of the completion of the Arrangement, the Goldcorp Board considered, among other things, the recommendation of the Special Committee. TD Securities Inc. (“TD Securities”) and Merrill Lynch Canada Inc. (“BofA Merrill Lynch”) have each provided an opinion to the Goldcorp Board (the “TD Securities Fairness Opinion” and “BofA Merrill Lynch Fairness Opinion”, respectively, and collectively with the Fort Capital Fairness Opinion, the “Fairness Opinions”) to the effect that, as of March 24, 2019, and assuming payment of the Dividend, among other things, the Consideration to be received by Goldcorp Shareholders, pursuant to the Arrangement, is fair, from a financial point of view, to the Goldcorp Shareholders, in each case, subject to the respective limitations, qualifications and assumptions set forth in such opinions.

Summaries of the Fort Capital Fairness Opinion, TD Securities Fairness Opinion and BofA Merrill Lynch Fairness Opinion are attached hereto as Appendices “A”, “B” and “C”, respectively, and terms defined in the management information circular of Goldcorp dated March 4, 2019 (the “Management Information Circular”) shall apply to the applicable terms used in such Appendices unless otherwise expressly defined in such Appendices. Copies of the Fort Capital Fairness Opinion, TD Securities Fairness Opinion and BofA Merrill Lynch Fairness Opinion are attached hereto as Appendices “D”, “E” and F”, respectively.

The applicable sections and schedules contained in the Management Information Circular that set forth the previous fairness opinions provided by each of Fort Capital, TD Securities and BofA Merrill Lynch as of January 13, 2019 and the summaries of such opinions are hereby amended and restated in such sections and schedules in the Management Information Circular by the Fairness Opinions and the summaries of the Fairness Opinions attached hereto.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

No significant facts remain confidential and no information has been omitted in this material change report.

Item 8 Executive Officer

For further information, contact Randall Chatwin, VP, Assistant General Counsel of Goldcorp at (604) 696-3000.

Item 9 Date of Report

March 27, 2019

Cautionary Statement Regarding Forward-Looking Statements:

This material change report contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements relating to Newmont’s planned acquisition of Goldcorp, payment of the Dividend, the synergy potential arising from the Nevada joint venture, approval of the Newmont resolutions by the Newmont stockholders and approval of the Arrangement resolution by the Goldcorp Shareholders. Generally, these forward-looking statements can be identified by the use of words such as “plans”, “expects” , “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” , “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, delays or failure to obtain the required approvals; competitive responses to the announcement of the transaction; litigation or challenges to the proposed transaction; changes to the current scientific and technical information; permitting, development, operations and expansion of Newmont’s and Goldcorp’s operations and projects being consistent with current expectations and mine plans, including without limitation receipt of export approvals; planning and integration assumptions; gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Newmont’s and Goldcorp’s businesses; the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Newmont’s and Goldcorp’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the outcome of any legal proceedings that may be instituted against the parties and others related to the arrangement agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of the Newmont’s common stock to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Newmont’s and Goldcorp’s resources and the impact of competitive responses to the announcement of the transaction; and the diversion of management time on transaction-related issues as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp’s operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

APPENDIX “A”

SUMMARY OF THE FORT CAPITAL FAIRNESS OPINION

The Special Committee retained Fort Capital to act as its independent financial advisor in connection with the Arrangement. As part of this mandate, Fort Capital was requested to provide the Special Committee with its opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Goldcorp Shareholders pursuant to the Arrangement.

At a meeting of the Special Committee held on March 24, 2019, Fort Capital provided the Special Committee with an oral opinion, which was subsequently confirmed in writing, that, on the basis of the various assumptions, limitations and qualifications set forth therein, Fort Capital is of the opinion that, as of March 24, 2019, and assuming payment of the Dividend, the Consideration was fair, from a financial point of view, to the Goldcorp Shareholders.

The full text of the Fort Capital Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications on the review undertaken in connection with the Fort Capital Fairness Opinion, is attached to this material change report as Appendix “D”. This summary of the Fort Capital Fairness Opinion is qualified in its entirety by the full text of the opinion and Goldcorp Shareholders are urged to read the Fort Capital Fairness Opinion in its entirety.

The Fort Capital Fairness Opinion was prepared at the request of and for the information and assistance of the Special Committee in connection with its consideration of its consent to the payment of the Dividend. The Fort Capital Fairness Opinion does not constitute a recommendation as to whether or not Goldcorp Shareholders should vote in favour of the Arrangement resolution or any other matter.

Fort Capital was engaged by the Special Committee to provide the Special Committee with financial advisory services in connection with the Arrangement, including advice and assistance in evaluating the Arrangement. Pursuant to the terms of the engagement letter with Fort Capital dated January 6, 2019, Goldcorp has agreed to pay Fort Capital a fixed fee for rendering its opinion, payable whether or not the Arrangement is completed. Goldcorp has also agreed to reimburse Fort Capital for its reasonable out-of-pocket expenses and to indemnify Fort Capital in certain circumstances. Neither Fort Capital nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the applicable Canadian securities laws) of Goldcorp or Newmont or any of their respective associates or affiliates.

APPENDIX “B”

SUMMARY OF THE TD SECURITIES FAIRNESS OPINION

Goldcorp retained TD Securities to act as its financial advisor in connection with the Arrangement. As part of this mandate, TD Securities was requested to provide the Goldcorp Board with its opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Goldcorp Shareholders pursuant to the Arrangement.

At a meeting of the Goldcorp Board held on March 24, 2019, TD Securities provided the Goldcorp Board with an oral opinion, which was subsequently confirmed in writing, that, on the basis of the particular assumptions, limitations and qualifications set forth therein, TD Securities is of the opinion that, as of March 24, 2019, the Consideration was fair, from a financial point of view, to the Goldcorp Shareholders.

The full text of the TD Securities Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the TD Securities Fairness Opinion, is attached to this material change report as Appendix “E”. This summary of the TD Securities Fairness Opinion is qualified in its entirety by the full text of the opinion and Goldcorp Shareholders are urged to read the TD Securities Fairness Opinion in its entirety.

The TD Securities Fairness Opinion was prepared at the request of and for the information and assistance of the Goldcorp Board in connection with its consideration of its consent to the payment of the Dividend. The TD Securities Fairness Opinion does not constitute a recommendation as to whether or not Goldcorp Shareholders should vote in favour of the Arrangement resolution or any other matter.

TD Securities was engaged by Goldcorp to provide Goldcorp with financial advisory services in connection with the Arrangement, including advice and assistance in evaluating the Arrangement. Pursuant to the terms of the engagement letter with TD Securities, effective December 18, 2018, Goldcorp has agreed to pay TD Securities a fixed fee for rendering its opinion, payable whether or not the Arrangement is completed and an additional fee for its services in connection with the Arrangement, which is contingent upon the completion of the Arrangement. Goldcorp has also agreed to reimburse TD Securities for its reasonable out-of-pocket expenses and to indemnify TD Securities in certain circumstances. Neither TD Securities nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the applicable Canadian Securities Laws) of Goldcorp or Newmont or any of their respective associates or affiliates.

APPENDIX “C”

SUMMARY OF THE BOFA MERRILL LYNCH FAIRNESS OPINION

Goldcorp retained BofA Merrill Lynch to act as Goldcorp’s financial advisor in connection with the Arrangement. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Goldcorp selected BofA Merrill Lynch to act as Goldcorp’s financial advisor in connection with the Arrangement on the basis of BofA Merrill Lynch’s experience in transactions similar to the Arrangement, its reputation in the investment community and its familiarity with Goldcorp and its business.

On March 24, 2019, BofA Merrill Lynch delivered to the Goldcorp Board a written opinion, dated March 24, 2019, to the effect that, as of the date of the opinion and based on and subject to various assumptions, limitations and qualifications described in such opinion, the Consideration to be received by Goldcorp Shareholders, was fair, from a financial point of view, to such holders (the “BofA Merrill Lynch Fairness Opinion”).

The full text of the BofA Merrill Lynch Fairness Opinion to the Goldcorp Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Appendix “F” to this material change report. The following summary of the BofA Merrill Lynch Fairness Opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered the BofA Merrill Lynch Fairness Opinion to the Goldcorp Board for the benefit and use of the Goldcorp Board (in its capacity as such) in connection with and for purposes of its evaluation of the Consideration from a financial point of view. The BofA Merrill Lynch Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Goldcorp or in which Goldcorp might engage or as to the underlying business decision of Goldcorp to proceed with or effect the Arrangement. The BofA Merrill Lynch Fairness Opinion does not constitute a recommendation to any Goldcorp Shareholder as to how to vote or act in connection with the proposed Arrangement or any other matter.

In connection with rendering the BofA Merrill Lynch Fairness Opinion, BofA Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to Goldcorp and Newmont;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Goldcorp furnished to or discussed with BofA Merrill Lynch by the management of Goldcorp, including certain financial forecasts relating to Goldcorp prepared by the management of Goldcorp (the “Goldcorp forecasts”);

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Newmont furnished to or discussed with BofA Merrill Lynch by the management of Goldcorp, including certain financial forecasts relating to Newmont prepared by the management of Newmont, which for clarity includes the impact of the pending joint venture (the “Joint Venture”) contemplated by that certain Implementation Agreement, by and between Newmont and Barrick Gold Corporation, dated as of March 10, 2019 (the “Implementation Agreement”) (the “Newmont forecasts”), as adjusted by the management of Goldcorp (the “adjusted Newmont forecasts”), and discussed with the management of Goldcorp its assessment as to the likelihood of achieving the future financial results reflected in the adjusted Newmont forecasts;

•	reviewed certain estimates as to the amount and timing of synergies (the “synergies forecasts”), anticipated by the managements of Goldcorp and Newmont to result from the Arrangement;

•

discussed the past and current business, operations, financial condition and prospects of Goldcorp with members of senior management of Goldcorp, and discussed the past and current business, operations, financial condition and prospects of Newmont with members of senior managements of Goldcorp and Newmont;

•	reviewed the potential pro forma financial impact of the Arrangement on Goldcorp and Newmont;

•

reviewed the trading histories for Goldcorp Shares and Newmont Shares and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of Goldcorp and Newmont with similar information of other companies BofA Merrill Lynch deemed relevant;

•	reviewed the relative financial contributions of Goldcorp and Newmont to the future financial performance of the combined company on a pro forma basis;

•	reviewed the Arrangement Agreement;

•

reviewed a draft of the consent Goldcorp proposed to provide to Newmont, at Newmont’s request pursuant to the terms of the Arrangement Agreement, which included an irrevocable consent by Goldcorp to the declaration and payment by Newmont of a special dividend, with a record date prior to the Effective Date (as defined in the Arrangement Agreement), provided that the payment of such dividend is expressly conditioned as set forth in such declaration upon prior receipt of the Newmont Stockholder Approval (as defined in the Arrangement Agreement) and Goldcorp Shareholder Approval (as defined in the Arrangement Agreement), on the Newmont Shares in an amount not to exceed the lesser of: (a) US$0.88 per Newmont Share; and (b) US$475 million in the aggregate (the “Newmont Special Dividend,” and the maximum amount of such special dividend of US$475 million, the “Maximum Newmont Special Dividend”), and in such consent Goldcorp proposed to acknowledge and agree that there will be no adjustment to the Consideration as a result of the Newmont Special Dividend, in each case whether or not the Newmont Special Dividend is paid prior to, on or after the Effective Date (collectively, the “Goldcorp Dividend Consent”); and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at the BofA Merrill Lynch Fairness Opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of Goldcorp and Newmont that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Goldcorp forecasts, BofA Merrill Lynch was advised by Goldcorp, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Goldcorp as to the future financial performance of Goldcorp and the other matters covered thereby. With respect to the Newmont forecasts, BofA Merrill Lynch was advised by Goldcorp, and assumed, with Goldcorp’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Newmont as to the future financial performance of Newmont and the other matters covered thereby. With respect to the adjusted Newmont forecasts, BofA Merrill Lynch assumed, with the consent of Goldcorp, that the management of Goldcorp’s review of and adjustments to the Newmont forecasts were reasonably performed and that the adjusted Newmont forecasts reflect the best currently available estimates and good faith judgments of the management of Goldcorp as to the future financial performance of Newmont and the other matters covered thereby and BofA Merrill Lynch relied, at the direction of Goldcorp, on the adjusted Newmont forecasts for purposes of its analysis and opinion. With respect to the synergies forecasts, BofA Merrill Lynch was advised by Goldcorp, and assumed, with the consent of Goldcorp, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of Goldcorp and Newmont as to such synergies forecasts. BofA Merrill Lynch relied, at the direction of Goldcorp, on the assessments of the management of Goldcorp as to Newmont’s ability to achieve the synergies forecasts following consummation of the Arrangement and BofA Merrill Lynch was advised by the management of Goldcorp, and assumed, with the consent of Goldcorp, that the synergies forecasts would be realized in the amounts and at the times projected. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Goldcorp, Newmont or any other entity, nor did it make any physical inspection of the properties or assets of Goldcorp, Newmont or any other entity and BofA Merrill Lynch assumed, with the consent of Goldcorp, that there were no material undisclosed liabilities of or relating to Goldcorp, Newmont or any other entity for which appropriate reserves or other provisions have not been made. BofA Merrill Lynch did not evaluate the solvency or fair value of Goldcorp, Newmont or any other entity under any state, provincial, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Goldcorp, that the Goldcorp Dividend Consent will be executed and provided to Newmont in substantially the form reviewed by BofA Merrill Lynch, without waiver, modification or amendment of any material term, condition or agreement therein, and BofA Merrill Lynch was advised by Goldcorp, and assumed, that the payment of the Newmont Special Dividend is conditioned on prior receipt of the Newmont Stockholder Approval (as defined in the Arrangement Agreement) and the Goldcorp Shareholder Approval (as defined in the Arrangement Agreement). BofA Merrill Lynch also assumed, at the direction of Goldcorp, that the Arrangement would be consummated in accordance with the Arrangement Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Arrangement, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Goldcorp, Newmont or the Arrangement (including the contemplated benefits of the Arrangement). BofA Merrill Lynch further assumed, at the direction of Goldcorp, that the Joint Venture will be consummated on the timing and the terms discussed with BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the Arrangement (other than the Consideration to the extent expressly specified in the BofA Merrill Lynch Fairness Opinion), including, without limitation, the form or structure of the Arrangement or any terms, aspects or implications of any other arrangements, agreements or understandings that are or may be entered into in connection with or related to the Arrangement or otherwise. As the Goldcorp Board was aware, BofA Merrill Lynch was not requested to, and it did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Goldcorp or any alternative transaction. The BofA Merrill Lynch Fairness Opinion was limited to the fairness, from a financial point of view, to the Goldcorp Shareholders of the Consideration to be received in the Arrangement by such holders and no opinion or view was expressed with respect to any consideration received in connection with the Arrangement by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Arrangement, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Goldcorp or any other entity or in which Goldcorp or any other entity might engage or as to the underlying business decision of Goldcorp or any other entity to proceed with or effect the Arrangement or to consent to, or declare or pay, the Newmont Special Dividend. BofA Merrill Lynch did not express any opinion as to what the value of the Newmont Shares actually would be when issued or the prices at which the Newmont Shares or Goldcorp Shares would trade at any time, including following announcement or consummation of the Arrangement or declaration or payment of the Newmont Special Dividend. BofA Merrill Lynch also did not express any view or opinion with respect to, and BofA Merrill Lynch relied, at the direction of Goldcorp, upon, the assessments of representatives of Goldcorp regarding, legal, regulatory, accounting, tax and similar matters relating to Goldcorp, Newmont and the Arrangement as to which BofA Merrill Lynch understood that Goldcorp obtained such advice as it deemed necessary from qualified professionals. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any shareholder or stockholder should vote or act in connection with the Arrangement or any other matter.

The BofA Merrill Lynch Fairness Opinion was prepared and provided for the benefit and use of the Goldcorp Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Arrangement and was not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Goldcorp Board.

The BofA Merrill Lynch Fairness Opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of the BofA Merrill Lynch Fairness Opinion. It should be understood that subsequent developments may affect the BofA Merrill Lynch Fairness Opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm the BofA Merrill Lynch Fairness Opinion. The issuance of the BofA Merrill Lynch Fairness Opinion was approved by its fairness opinion review committee. Except as described in this summary, Goldcorp imposed no other instructions or limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering the BofA Merrill Lynch Fairness Opinion.

The discussion set forth below in the section entitled “— Summary of Material Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to the Goldcorp Board in connection with the BofA Merrill Lynch Fairness Opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Summary of Material Financial Analyses.

Goldcorp Standalone Discounted Cash Flow Analysis. Based on the Goldcorp forecasts (including commodity price and foreign exchange assumptions provided by Goldcorp management, referred to herein as the Goldcorp management pricing assumptions), BofA Merrill Lynch performed a discounted cash flow analysis of Goldcorp to calculate the estimated net present value of the standalone unlevered, after-tax free cash flows that Goldcorp was forecasted to generate during the life of Goldcorp’s respective mines and projects (which the Goldcorp forecasts estimated to range over fiscal years 2019 through 2072). The cash flows were discounted to present value as of December 31, 2018 using a discount rate range of 3.9% to 5.1%, based on an estimate of Goldcorp’s real weighted average cost of capital. This analysis, after adjusting for other balance sheet items including cash and debt (which items were provided in the Goldcorp forecasts), indicated an approximate implied per share equity value reference range for Goldcorp of US$9.13 to US$11.27.

Newmont Standalone Discounted Cash Flow Analysis. Based on the adjusted Newmont forecasts and Goldcorp management pricing assumptions, BofA Merrill Lynch performed a discounted cash flow analysis of Newmont to calculate the estimated net present value of the standalone unlevered, after-tax free cash flows that Newmont was forecasted to generate during the life of Newmont’s respective mines and projects (which the adjusted Newmont forecasts estimated to range over fiscal years 2019 through 2054). The cash flows were discounted to present value as of December 31, 2018 using a discount rate range of 2.9% to 3.8%, based on an estimate of Newmont’s real weighted average cost of capital. This analysis, after adjusting for other balance sheet items including cash and debt (which items were provided in the adjusted Newmont forecasts) and adjusting for the payment of the Maximum Newmont Special Dividend, indicated an approximate implied per share equity value reference range for Newmont of US$33.80 to US$36.95.

Synergies Discounted Cash Flow Analysis. Based on the synergies forecasts, BofA Merrill Lynch performed a discounted cash flow analysis to calculate the estimated net present value of the additional cash flows that would result from the synergies forecasts. The synergies forecasts reflected estimated pre-tax synergies to be up to US$365 million per annum and included assumptions as to the timing of realization of such synergies. The cash flows in the synergies forecasts were discounted to present value (using assumptions as to timing of realization of such in the synergies forecasts) as of December 31, 2018 using a discount rate range of 3.7% to 3.8%, based on an estimate of the blended real weighted average cost of capital ranges of Goldcorp and Newmont. This analysis indicated an approximate post-tax synergies net present value reference range of US$2,120 million to US$2,140 million, referred to herein as the synergies net present value reference range.

Newmont and Goldcorp Discounted Cash Flow Exchange Ratio Analyses. BofA Merrill Lynch then applied the approximate implied per share equity value reference ranges derived from the discounted cash flow analysis for each of Goldcorp (as described above under “– Goldcorp Standalone Discounted Cash Flow Analysis”) and Newmont (as described above under “– Newmont Standalone Discounted Cash Flow Analysis”), which, for clarity, in Newmont’s case reflected an adjustment for the payment of the Maximum Newmont Special Dividend, to derive approximate implied exchange ratio reference ranges exclusive and inclusive of the synergies net present value reference range (as described above under “– Synergies Discounted Cash Flow Analysis”). These approximate implied exchange ratio reference ranges were compared to the implied exchange ratio determined based on the Consideration, adjusted by converting the US$0.02 per share cash consideration to be received by Goldcorp Shareholders pursuant to the Arrangement to 0.0006 Newmont Shares (based on the 20-day volume weighted average price per share of the Newmont Shares, up to January 11, 2019 (the last trading day prior to the announcement of the Arrangement Agreement), of US$34.06 based on U.S. trading volumes) implying an all-share transaction exchange ratio of 0.3286, referred to herein as the all-share transaction exchange ratio:

Implied Exchange Ratio Reference Range		All-Share Transaction Exchange Ratio
Exclusive of the Synergies	Inclusive of the Synergies
0.2471 – 0.3335	0.2230 – 0.2986	0.3286

Goldcorp Shareholder Pro Forma Ownership Analyses. BofA Merrill Lynch then applied the approximate implied exchange ratio reference ranges described above under “– Newmont and Goldcorp Discounted Cash Flow Exchange Ratio Analyses”, to derive approximate implied reference ranges for the aggregate Goldcorp Shareholder pro forma ownership of Newmont Goldcorp. These approximate implied aggregate Goldcorp Shareholder pro forma ownership reference ranges were compared to the aggregate Goldcorp Shareholder pro forma ownership of Newmont Goldcorp of 34.83%, which results from the all-share transaction exchange ratio, referred to herein as the all-share aggregate Goldcorp Shareholder pro forma ownership:

Implied Aggregate Goldcorp Shareholder Pro Forma Ownership Reference Range		All-Share Aggregate Goldcorp Shareholder Pro Forma Ownership
Exclusive of the Synergies	Inclusive of the Synergies
28.65% – 35.15%	26.60% – 32.67%	34.83%

Goldcorp Shareholder Discounted Cash Flow Intrinsic Value Accretion Analyses. BofA Merrill Lynch also calculated the illustrative intrinsic value accretion to Goldcorp Shareholders that would result from the Arrangement by comparing the all-share aggregate Goldcorp Shareholder pro forma ownership of the sum of the respective reference ranges of approximate implied equity values calculated by BofA Merrill Lynch for each of Goldcorp (as described above under “– Goldcorp Standalone Discounted Cash Flow Analysis”) and Newmont (as described above under “– Newmont Standalone Discounted Cash Flow Analysis”), exclusive and inclusive of the synergies net present value reference range (as described above under “– Synergies Discounted Cash Flow Analysis”), to the approximate implied equity value reference range of Goldcorp (as described above under “– Goldcorp Standalone Discounted Cash Flow Analysis”). These analyses indicated illustrative intrinsic value accretion to Goldcorp Shareholders ranging from (1.0%) to 21.5%, exclusive of the synergies, and from 6.5% to 30.8%, inclusive of the synergies. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Other Factors.

BofA Merrill Lynch also observed certain additional factors that were not considered part of BofA Merrill Lynch’s financial analyses with respect to the BofA Merrill Lynch Fairness Opinion but were referenced for informational purposes, including, among other things, the following:

•

historical trading prices per share of Goldcorp Shares and Newmont Shares during the 52-week period ended January 11, 2019 (the last trading day prior to the announcement of the Arrangement Agreement), adjusting, in the case of the historical trading prices per share of the Newmont Shares, for the payment of the Maximum Newmont Special Dividend, which ranged from US$8.42 to US$15.55 and US$28.17 to US$41.15, respectively.

•

historical trading prices per share of Goldcorp Shares and Newmont Shares during the period from October 24, 2018, the date that Goldcorp released its earnings for its third quarter ended September 30, 2018, to January 11, 2019 (the last trading day prior to the announcement of the Arrangement Agreement), adjusting, in the case of the historical trading prices per share of the Newmont Shares, for the payment of the Maximum Newmont Special Dividend, which ranged from US$8.42 to US$10.08 and US$28.17 to US$34.29, respectively.

•

historical trading prices per share of Goldcorp Shares and Newmont Shares during the period from January 14, 2019, the date the Arrangement Agreement was announced, to March 22, 2019, adjusting, in the case of the historical trading prices per share of the Newmont Shares, for the payment of the Maximum Newmont Special Dividend, which ranged from US$10.03 to US$11.72 and US$29.78 to US$36.74, respectively.

•

analyst share price targets, as of January 11, 2019 (the last trading day prior to the announcement of the Arrangement Agreement), for Goldcorp Shares in publicly available research analyst reports (including only harmonized brokers that cover both Goldcorp and Newmont), each discounted by one year at an estimated cost of equity of 7.7%, which ranged from US$8.35 to US$16.24 per share.

•

analyst net asset value per share estimates, as of January 11, 2019 (the last trading day prior to the announcement of the Arrangement Agreement), for Goldcorp Shares in publicly available research analyst reports (including only harmonized brokers that cover both Goldcorp and Newmont, and with estimates in Canadian dollars converted to U.S. dollars at the spot exchange rate on January 11, 2019 (the last trading day prior to the announcement of the Arrangement Agreement) of C$1.326 to one U.S. dollar), which ranged from US$7.43 to US$13.80 per share.

•

the relationship between movements in Goldcorp Shares and Newmont Shares during each of the one-year and three-year periods ended January 11, 2019 (the last trading day prior to the announcement of the Arrangement Agreement) and for the period of January 14, 2019, the date of the announcement of the Arrangement Agreement, to March 22, 2019, including (i) the daily ratio of the closing price of Goldcorp Shares to the closing price of Newmont Shares during such periods, in U.S. dollar terms with no adjustments for ordinary cash dividends, and the average of this ratio calculated over various periods ended January 11, 2019 (the last trading day prior to the announcement of the Arrangement Agreement), (ii) the daily ratio of the closing price of Goldcorp Shares to the closing price of Newmont Shares (adjusted for the payment of the Maximum Newmont Special Dividend) during such periods, in U.S. dollar terms, (iii) the historical Goldcorp pro forma ownership of Newmont Goldcorp, based on such daily ratios over each of the one-year and three-year periods ended January 11, 2019 (the last trading day prior to the announcement of the Arrangement Agreement), and the average of such Goldcorp historical pro forma ownership calculated over various periods ended January 11, 2019 (the last trading day prior to the announcement of the Arrangement Agreement) and for the period of January 14, 2019, the date of the announcement of the Arrangement Agreement, to March 22, 2019 and (iv) the historical Goldcorp pro forma ownership of Newmont Goldcorp, based on such daily ratios over each of the one-year and three-year periods ended January 11, 2019 (the last trading day prior to the announcement of the Arrangement Agreement), adjusted for the payment of the Maximum Newmont Special Dividend.

•

the discounted cash flow analysis described above under “– Summary of Material Financial Analyses – Goldcorp Standalone Discounted Cash Flow Analysis”, but replacing the Goldcorp management pricing assumptions with commodity price and foreign exchange assumptions in publicly available research analyst reports (including only harmonized brokers that cover both Goldcorp and Newmont), referred to herein as the street analyst pricing assumptions, which analysis indicated approximate implied per share equity value reference ranges for Goldcorp of US$9.28 to US$11.57.

•

the discounted cash flow analyses described above under “– Summary of Material Financial Analyses – Newmont Standalone Discounted Cash Flow Analysis”, but replacing the Goldcorp management pricing assumptions with the street analyst pricing assumptions, adjusting for the payment of the Maximum Newmont Special Dividend, which analyses indicated approximate implied per share equity value reference ranges for Newmont of US$34.43 to US$37.72.

•

at the request of Goldcorp management, the sensitivity of the implied exchange ratio reference range determined as described above under “– Summary of Material Financial Analyses – Newmont and Goldcorp Discounted Cash Flow Exchange Ratio Analyses” and the implied aggregate Goldcorp Shareholder pro forma ownership reference range determined as described above under “– Summary of Material Financial Analyses – Goldcorp Shareholder Pro Forma

Ownership Analyses” in each case inclusive of the synergies, to fluctuations in the prices of gold, silver and copper. In this analysis, BofA Merrill Lynch varied, independently, the Goldcorp management pricing assumptions for gold, silver and copper plus and minus 10% for each year of the forecasts. This analysis resulted in an overall implied exchange ratio reference range of 0.2087 to 0.3094 and an overall implied aggregate Goldcorp Shareholder pro forma ownership reference range of 25.34% to 33.47%. The applicable implied exchange ratio reference range of 0.2230 to 0.2986 determined as described above under “– Summary of Material Financial Analyses – Newmont and Goldcorp Discounted Cash Flow Exchange Ratio Analyses”, fell within, and the all-share transaction exchange ratio of 0.3286 was greater than, the foregoing overall implied exchange ratio range resulting from the sensitivity analysis, and the applicable implied aggregate Goldcorp Shareholder pro forma ownership reference range of 26.60% to 32.67% determined as described above under “– Summary of Material Financial Analyses – Goldcorp Shareholder Pro Forma Ownership Analyses”, fell within, and the all-share aggregate Goldcorp Shareholder pro forma ownership of 34.83% was greater than, the foregoing overall implied aggregate Goldcorp Shareholder pro forma ownership range resulting from the sensitivity analysis.

•

the analyses described above under “– Summary of Material Financial Analyses – Newmont and Goldcorp Discounted Cash Flow Exchange Ratio Analyses”, but replacing the Goldcorp management pricing assumptions with the street analyst pricing assumptions, which analyses indicated the following implied exchange ratio reference ranges, as compared to the all-share transaction exchange ratio:

Implied Exchange Ratio Reference Range		All-Share Transaction Exchange Ratio
Exclusive of the Synergies	Inclusive of the Synergies
0.2460 to 0.3359	0.2225 to 0.3014	0.3286

•

the analyses described above under “– Summary of Material Financial Analyses – Goldcorp Shareholder Pro Forma Ownership Analyses”, but replacing the Goldcorp management pricing assumptions with the street analyst pricing assumptions, which analyses indicated the following approximate implied aggregate Goldcorp Shareholder pro forma ownership reference ranges, as compared to the all-share aggregate Goldcorp Shareholder pro forma ownership:

Implied Aggregate Goldcorp Shareholder Pro Forma Ownership Reference Range		All-Share Aggregate Goldcorp Shareholder Pro Forma Ownership
Exclusive of the Synergies	Inclusive of the Synergies
28.56% to 35.31%	26.56% to 32.88%	34.83%

Miscellaneous

As noted above, the discussion set forth above in the section entitled “– Summary of Material Financial Analyses” is a brief summary of the material financial analyses presented by BofA Merrill Lynch to the Goldcorp Board in connection with the BofA Merrill Lynch Fairness Opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with the BofA Merrill Lynch Fairness Opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Goldcorp and Newmont. The estimates of the future performance of Goldcorp and Newmont in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favourable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the Consideration and were provided to the Goldcorp Board in connection with the delivery of the BofA Merrill Lynch Fairness Opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of Goldcorp or Newmont.

The type and amount of consideration payable in the Arrangement was determined through negotiations between Goldcorp and Newmont, rather than by any financial advisor, and was approved by the Goldcorp Board. The decision to enter into the Arrangement Agreement was solely that of the Goldcorp Board. As described above, the BofA Merrill Lynch Fairness Opinion and analyses were only one of many factors considered by the Goldcorp Board in its evaluation of the proposed Arrangement and should not be viewed as determinative of the views of the Goldcorp Board or Goldcorp management with respect to the Arrangement or the Consideration.

BofA Merrill Lynch will receive a fee for its services in connection with the Arrangement, a portion of which was payable upon delivery of the initial fairness opinion of BofA Merrill Lynch to the Goldcorp Board, dated January 13, 2019, a portion of which was payable upon delivery of the BofA Merrill Lynch Fairness Opinion and a significant portion of which is contingent upon consummation of the Arrangement. In addition, Goldcorp has agreed to reimburse BofA Merrill Lynch for its reasonable expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Goldcorp, Newmont and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Goldcorp and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain credit facilities and other credit arrangements of Goldcorp and/or certain of its affiliates, and (ii) having provided or providing certain derivatives and foreign exchange trading services to Goldcorp and/or certain of its affiliates. In addition, BofA Merrill Lynch and/or certain of its affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with Goldcorp and/or certain of its affiliates. From March 1, 2017 through February 28, 2019, BofA Merrill Lynch and its affiliates derived aggregate revenues from Goldcorp and certain of its affiliates of approximately US$3 million for investment and corporate banking services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Newmont and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain term loans, letters of credit, credit facilities and other credit arrangements of Newmont and/or certain of its affiliates, (ii) having provided or providing certain commodity, derivatives and foreign exchange trading services to Newmont and/or certain of its affiliates, (iii) having provided or providing certain managed investments services and products to Newmont and/or certain of its affiliates, and (iv) having provided or providing certain treasury management services and products to Newmont and/or certain of its affiliates. From March 1, 2017 through February 28, 2019, BofA Merrill Lynch and its affiliates derived aggregate revenues from Newmont and certain of its affiliates of approximately US$1 million for investment and corporate banking services.

APPENDIX “D”

FORT CAPITAL FAIRNESS OPINION

Fort Capital Partners 1010 – 510 Burrard Street Vancouver, BC V6C 3A8

March 24, 2019

The Special Committee of the Board of Directors & the Board of Directors

Goldcorp Inc.

Suite 3400, 666 Burrard Street

Vancouver, BC V6C 2X8

To the Members of the Special Committee and the Board of Directors:

Fort Capital Partners (“Fort Capital”, “we” or “us”) understands that Goldcorp Inc. (“Goldcorp”) and Newmont Mining Corporation (“Newmont”) have entered into an arrangement agreement dated January 14, 2019 (the “Arrangement Agreement”) pursuant to which, among other things, Newmont will acquire all of the issued and outstanding common shares of Goldcorp (the “Shares”). In accordance with the Arrangement Agreement, each holder of Shares (“Shareholders”) will be entitled to receive, in exchange for each Share held by such holder, 0.3280 common shares of Newmont and $0.02 in cash (the “Consideration”).

Fort Capital also understands that the transactions contemplated by the Arrangement Agreement are proposed to be effected by way of an arrangement under section 182 of the Business Corporations Act (Ontario) (the “Arrangement”). The terms and conditions of the Arrangement are summarized in Goldcorp’s management information circular dated March 4, 2019 (the “Goldcorp Circular”), mailed in connection with a special meeting of Shareholders to be held on April 4, 2019 to consider and, if deemed advisable, approve the Arrangement. The above description is summary in nature and the specific terms and conditions of the Arrangement are set forth in the Arrangement Agreement.

We also understand that on March 11, 2019, after the mailing of the Goldcorp Circular, Newmont entered into an agreement with Barrick Gold Corporation (“Barrick”), whereby Newmont and Barrick will combine select assets in Nevada into a newly formed joint venture (the “Nevada Joint Venture”), and that Goldcorp provided consent to this joint venture agreement.

We further understand that Goldcorp has been requested to provide consent (the “Consent”) to Newmont paying its shareholders of record on April 17, 2019, a date that would be before the closing of the Arrangement, a one-time special dividend of US$0.88 per Newmont share (the “Special Dividend”). Such Special Dividend would be conditional upon the approval of the Arrangement by shareholders of both Newmont and Goldcorp.

Background and Engagement of Fort Capital

Fort Capital was first contacted with regards to a potential transaction involving Goldcorp and Newmont on January 5, 2019. Fort Capital was retained by a special committee of the board of directors of

Goldcorp (the “Special Committee”) on January 6, 2019 pursuant to an engagement letter (the “Engagement Agreement”) to provide an opinion as to the fairness, from a financial point of view, of the consideration to be received by Shareholders. Fort Capital met with the Special Committee on a number of occasions, and on January 13, 2019 the Special Committee requested that Fort Capital provide a fairness opinion, which we issued on that day (the “January Opinion”).

Fort Capital met with the Special Committee a number of times following delivery of the January Opinion, and on March 24, 2019 the Special Committee requested that Fort Capital provide an opinion (the “Opinion”) as to the fairness, from a financial point of view, of the consideration to be received by Shareholders, assuming payment of the Special Dividend on the terms proposed by Newmont.

The terms of the Engagement Agreement provide that Fort Capital be paid an engagement fee and a fixed fee upon delivery of a fairness opinion. There are no fees payable to Fort Capital under the Engagement Agreement that are contingent upon the conclusion reached by Fort Capital under a fairness opinion, or upon the successful completion of the Arrangement or any other transaction. In addition, Fort Capital is to be reimbursed for our reasonable out-of-pocket expenses and to be indemnified by Goldcorp in certain circumstances.

The Special Committee has not instructed Fort Capital to prepare, and Fort Capital has not prepared, a formal valuation or appraisal of Goldcorp or any of its securities or assets, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of Goldcorp may trade at any time. Fort Capital has, however, conducted such analyses as we considered necessary in the circumstances to prepare and deliver the Opinion. While the Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), Fort Capital is not a member of IIROC and IIROC has not been involved in the preparation or review of the Opinion.

Credentials and Independence of Fort Capital

Fort Capital is an independent investment banking firm which provides financial advisory services to corporations, business owners, and investors. Members of Fort Capital are professionals that have been financial advisors in a significant number of transactions involving public and private companies in North America and have experience in preparing fairness opinions and valuations. The opinions expressed herein are the opinions of Fort Capital, and the form and content hereof have been approved for release by Fort Capital.

Neither Fort Capital, nor any of our affiliates, is an insider, associate, or affiliate (as those terms are defined in the Securities Act (Ontario)) of Goldcorp, Newmont, or any of their respective associates or affiliates (collectively, the “Interested Parties”). Fort Capital is not acting as an advisor to Goldcorp or any

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Interested Party in connection with any matter, other than acting as advisor to the Special Committee as described herein.

Other than our engagement by the Special Committee on behalf of Goldcorp to provide the January Opinion and this Opinion, Fort Capital has not been engaged to provide any financial advisory services nor have we participated in any financings involving the Interested Parties within the past two years.

Fort Capital does not have a financial interest in the completion of the Arrangement and the fees paid to Fort Capital in connection with our engagement do not give Fort Capital any financial incentive in respect of the conclusion reached in the Opinion or in the outcome of the Arrangement. There are no understandings, agreements or commitments between Fort Capital and any of the Interested Parties with respect to any future financial advisory or investment banking business. Even though we have not provided a valuation, Fort Capital is of the view that we are an “independent valuator” (as the term is described in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) with respect to all Interested Parties.

Scope of Review

In preparing the Opinion, Fort Capital has, among other things, reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, the following:

(a)	a draft of a Newmont press release proposed to be dated March 25, 2019 announcing the Special Dividend;

(b)	a draft of a Goldcorp press release proposed to be dated March 25, 2019 announcing the Consent;

(c)	presentations from the management teams of Goldcorp, Newmont and Barrick relating to potential synergies associated with the Arrangement and with the Nevada Joint Venture;

(d)	the Arrangement Agreement dated January 14, 2019;

(e)	the Goldcorp Circular dated March 4, 2019;

(f)	the Newmont Definitive Proxy Statement dated March 11, 2019, distributed in connection with the special meeting of Newmont shareholders to be held on April 11, 2019;

(g)	the voting support agreements dated January 14, 2019 (the “Support Agreements”) between each of the officers and directors of Goldcorp and Newmont;

(h)	a letter proposal between Newmont and Goldcorp dated December 16, 2018;

(i)	the annual information form of Goldcorp dated March 23, 2018 for the year ended December 31, 2017;

(j)	the consolidated annual financial statements of Goldcorp and Newmont for the years ended December 31, 2018, 2017, 2016, and 2015, together with the notes thereto and auditors’ reports thereon;

(k)	management’s discussion and analysis of the results of operations and financial condition of Goldcorp and Newmont for the years ended December 31, 2018, 2017, 2016, and 2015;

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(l)	interim financial statements and management’s discussion and analysis of Goldcorp and Newmont for the periods ending March 31, 2018, June 30, 2018 and September 30, 2018;

(m)	the management information circular of Goldcorp dated March 12, 2018 and distributed in connection with the annual meeting of shareholders held on April 25, 2018;

(n)	the form 10-K annual report of Newmont filed February 22, 2018 for the period ending December 31, 2017;

(o)

certain publicly available information relating to the business, operations, and financial condition of Goldcorp, Newmont, Barrick and other selected public companies that Fort Capital considered relevant;

(p)	various technical (NI 43-101) reports regarding the assets of Goldcorp;

(q)	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of Goldcorp relating to the business, operations, and financial condition of Goldcorp;

(r)	internal management forecasts, projections, estimates, budgets and conceptual models prepared or provided by or on behalf of management of Goldcorp and Newmont;

(s)	various presentations prepared by management of Goldcorp and Newmont;

(t)	discussions with management of Goldcorp relating to the current business, plans, financial conditions and prospects of Goldcorp;

(u)	various research publications prepared by industry and equity research analysts regarding Goldcorp, Newmont and other selected entities we considered relevant;

(v)	the trading history of Goldcorp, Newmont and other selected public companies we considered relevant;

(w)	public information with respect to precedent transactions we considered relevant;

(x)	certain estimates as to potential cost savings (including the amount, timing and achievability thereof) anticipated by the management of Goldcorp and Newmont to result from the Arrangement;

(y)

representations contained in separate certificates dated as of the date hereof addressed to Fort Capital from two senior officers of Goldcorp as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based;

(z)	discussions with legal counsel to the Special Committee and Goldcorp with respect to various legal matters relating to the Arrangement and other matters we considered relevant; and

(aa)	such other corporate, industry and financial market information, investigations and analyses as Fort Capital considered necessary or appropriate in the circumstances.

Fort Capital has not, to the best of our knowledge, been denied access by Goldcorp to any information we requested.

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Prior Valuations

Two senior officers of Goldcorp have represented to Fort Capital that, to the best of their knowledge, there have been no prior valuations (as defined for the purposes of MI 61-101) of Goldcorp or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Fort Capital has, subject to the exercise of our professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations we obtained from public sources, or that was provided to us by Goldcorp or Newmont and their respective associates, affiliates and advisors (collectively, the “Information”), and we have assumed that the Information did not contain any misstatement of a material fact or omit to state any material fact or any fact necessary to be stated therein to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to operating and financial projections provided to Fort Capital by management of Goldcorp and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the reasonable estimates and judgments of management of Goldcorp, at the time and in the circumstances in which the projection or forecast was prepared, as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such estimates or judgments or the assumptions on which they are based.

In preparing the Opinion, Fort Capital has assumed that the Arrangement will be consummated in accordance with the terms of the Arrangement Agreement without any additional waiver of, or amendment to, any term or condition that is in any way material to Fort Capital’s analysis.

Senior management of Goldcorp have represented to Fort Capital in certificates delivered as of the date hereof that, among other things and to their knowledge, (a) they have no information or knowledge of any facts not contained in or referred to in the Information provided to Fort Capital by Goldcorp which would reasonably be expected to affect the Opinion; (b) with the exception of forecasts, projections, estimates and budgets, the Information provided orally by, or in the presence of, an officer or employee of Goldcorp or in writing by Goldcorp or any of its subsidiaries or their respective agents to Fort Capital for the purposes of preparing the Opinion was, at the date the Information was provided to Fort Capital, or, in the case of historical Information, was, at the date of preparation, to the best of their knowledge, information and belief after due inquiry, complete, true and correct in all material respects, and does not or, in the case of historical Information, did not, contain a misrepresentation; (c) since the dates on which the Information was provided to Fort Capital, except as disclosed in writing to Fort Capital, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Goldcorp, or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; and (d) any portions of the Information provided to Fort Capital which constitute forecasts, projections, estimates or budgets were reasonably prepared on bases reflecting the best then currently available assumptions, estimates and judgments of management of Goldcorp and its subsidiaries and were

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not, as of the date they were prepared, in the reasonable belief of management of Goldcorp, misleading in any respect.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Goldcorp and its subsidiaries and affiliates, as they were reflected in the Information. In our analyses and in preparing the Opinion, Fort Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters which we believe to be reasonable and appropriate in the exercise of our professional judgment, many of which are beyond the control of Fort Capital or any party involved in the Arrangement.

For the purposes of rendering the Opinion, Fort Capital has also assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement, that Goldcorp will be entitled to fully enforce its rights under the Arrangement Agreement, and that Goldcorp and Shareholders will receive the benefits therefrom in accordance with the terms thereof.

The Opinion has been provided for the sole use and benefit of the Special Committee and the Board of Directors in connection with, and for the purpose of, its consideration of the Arrangement and may not be relied upon by any other person. The Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote or act with respect to the Arrangement. The Opinion is given as of the date hereof, and Fort Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Fort Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Fort Capital reserves the right to change, modify or withdraw the Opinion.

The Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to Goldcorp or Goldcorp’s underlying business decision to effect the Arrangement. Fort Capital was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination transaction with, Goldcorp or any other alternative transaction. At the direction of the Special Committee, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Arrangement Agreement or the structure of the Arrangement.

Fort Capital believes that our analyses must be considered as a whole, and that selecting portions of the analyses or the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

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Fairness Considerations

Fort Capital’s assessment of the fairness, from a financial point of view, of the Consideration to be paid by Newmont to Shareholders pursuant to the Arrangement and after giving effect to the proposed Special Dividend was based upon several quantitative and qualitative factors including, but not limited to:

(a)	a comparison of the Consideration relative to the range of share prices for the Shares derived from using net asset value (“NAV“) and associated sensitivity analysis;

(b)	a comparison of the Consideration relative to the range of share prices for the Shares derived from comparable company analysis and precedent transactions analysis;

(c)

a comparison of the ownership by Shareholders of Newmont, on a pro forma basis, to the contribution of each of Goldcorp and Newmont on a number of measures, including NAV under alternative scenarios, operating cash flow, EBITDA, production, reserves and resources;

(d)

a comparison of the implied value of the Consideration against a range of large stock-based transactions in which shareholders of the acquired entity retained a significant ownership (greater than 30%) in the resulting combined entity; and

(e)	other factors such as:

a.	equity research analyst estimates and target prices;

b.	the historical trading prices of the common shares of Goldcorp on the NYSE over the 3-year period ending March 22, 2019;

c.	the enhanced balance sheet and cash flow generation resulting from certain pro forma effects of the Arrangement on Newmont, and thereby to Shareholders;

d.	improved liquidity and potential inclusion as the sole gold mining company in the S&P 500 equity index; and

e.	illustrative post transaction trading scenarios for Newmont based on its pro forma NAV after giving effect to potential synergies and comparison to other select senior gold producers.

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Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, Fort Capital is of the opinion that, as of the date hereof and assuming the payment of the Special Dividend, the Consideration to be paid by Newmont to purchase the Shares pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

Yours very truly,

FORT CAPITAL PARTNERS

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APPENDIX “E”

TD SECURITIES FAIRNESS OPINION

TD Securities TD Securities Inc. 700 West Georgia Street Suite 1700, Pacific Centre Vancouver, B. C., V7Y 1B6

March 24, 2019

The Board of Directors of Goldcorp Inc.

Suite 3400 – 666 Burrard Street

Vancouver, B.C.

V6C 2X8

To the Board of Directors of Goldcorp Inc.:

Goldcorp Inc. (“Goldcorp”) entered into an arrangement agreement (the “Arrangement Agreement”) with Newmont Mining Corporation (“Newmont”) on January 14, 2019, pursuant to which Newmont would acquire all of the issued and outstanding common shares of Goldcorp (the “Goldcorp Common Shares”) pursuant to an arrangement under the Business Corporations Act (Ontario) (the “Arrangement”). Pursuant to the terms of the Arrangement, the holders of Goldcorp Common Shares (the “Shareholders”) will receive (i) 0.3280 Newmont common shares and (ii) US$0.02 in cash per Goldcorp Common Share (collectively, the “Consideration”). The above description is summary in nature. The specific terms and conditions of the Arrangement are set out in the Arrangement Agreement and are more fully described in the notice of special meeting of shareholders and management information circular dated March 4, 2019 (the “Information Circular”) which was sent to Shareholders in connection with the Arrangement. Subsequent to filing and distribution of the Information Circular, TD Securities Inc. (“TD Securities”) understands that Newmont is to pay a US$0.88 per share special dividend to its shareholders of record as of April 17, 2019, which is prior to closing of the Arrangement, conditional upon the approval by both Newmont’s and Goldcorp’s shareholders of the resolutions to be considered at their shareholder meetings on April 11 and April 4, 2019, respectively, in connection with the Arrangement.

ENGAGEMENT OF TD SECURITIES

TD Securities was initially contacted by Goldcorp in December 2018 and was formally engaged by Goldcorp pursuant to an engagement agreement effective December 18, 2018 (the “Engagement Agreement”), to provide financial advisory services to Goldcorp in connection with the Arrangement.

Pursuant to the Engagement Agreement, Goldcorp has asked TD Securities to prepare and deliver to the Board of Directors of Goldcorp an opinion (the “Opinion”) regarding the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement. TD Securities has not prepared a valuation of Goldcorp, Newmont or any of their respective securities or assets and the Opinion should not be construed as such.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, a portion of which is payable on delivery of the Opinion and a portion of which is contingent on completion of the Arrangement or certain other events, and will be reimbursed for its reasonable out-of-pocket expenses. Furthermore, Goldcorp has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities which may arise directly or indirectly from services performed by TD Securities in connection with the Engagement Agreement.

On March 24, 2019, TD Securities orally delivered the Opinion to the Board of Directors of Goldcorp based upon and subject to the scope of review, assumptions and limitations and other matters described herein and contemplated by the Engagement Agreement. This Opinion provides the same opinion, in

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writing, as that given orally by TD Securities on March 24, 2019. Subject to the terms of the Engagement Agreement, TD Securities consents to the filing of the Opinion by Goldcorp with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF TD SECURITIES

TD Securities is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD Securities also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

The Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

RELATIONSHIP WITH INTERESTED PARTIES

Neither TD Securities nor any of its affiliated entities is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Securities Act”)) of Goldcorp, Newmont or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither TD Securities nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Arrangement other than to Goldcorp pursuant to the Engagement Agreement.

TD Securities and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of Goldcorp, Newmont or any other Interested Party, and have not had a material financial interest in any transaction involving Goldcorp, Newmont or any other Interested Party during the 24 months preceding the date on which TD Securities was first contacted with respect to the engagement of TD Securities by Goldcorp, other than as described herein. TD Securities has acted in the following capacities for Goldcorp: (i) co-lead arranger and joint bookrunner on Goldcorp’s US$3 billion revolving credit facility; (ii) financial advisor to Goldcorp on its acquisition of a 25% interest in the Cerro Casale project in Chile and a 100% interest in the adjacent Quebrada Seca exploration project from Kinross Gold Corporation closed June 2017; (iii) financial advisor to Goldcorp on its acquisition of a 25% interest in the Cerro Casale project in Chile from Barrick Gold Corporation and formation of a 50/50 joint venture closed June 2017; and (iv) financial advisor to Goldcorp on its acquisition of Exeter Resource Corporation closed August 2017. TD Securities has also been engaged to provide financial advisory services to Goldcorp on transactions that were not completed. TD Securities acted as co-lead arranger, joint bookrunner and co-syndication agent on Newmont’s US$3 billion revolving credit facility. The Toronto-Dominion Bank (“TD Bank”), the parent company of TD Securities, directly or through one or more affiliates, provides banking services and other financing services to entities related to Goldcorp and Newmont in the normal course of business.

TD Securities and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Goldcorp, Newmont or any other Interested Party.

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The fees paid to TD Securities in connection with the foregoing activities, together with the fees payable to TD Securities pursuant to the Engagement Agreement, are not financially material to TD Securities. No understandings or agreements exist between TD Securities and any Interested Party with respect to future financial advisory or investment banking business, other than those that may arise as a result of the Engagement Agreement. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Goldcorp, Newmont or any other Interested Party. TD Bank may continue to provide in the future, in the ordinary course of business, banking services including loans to Goldcorp, Newmont or any other Interested Party.

SCOPE OF REVIEW

In connection with the Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.	Arrangement Agreement dated January 14, 2019;

2.	Information Circular dated March 4, 2019;

3.	annual reports of Goldcorp and Newmont, including the audited financial statements and related management’s discussion and analysis, for the years ended December 31, 2015, 2016, 2017 and 2018;

4.

quarterly interim reports of Goldcorp and Newmont, including the unaudited financial statements and related management’s discussion and analysis, for the fiscal quarters ended March 31, 2018, June 30, 2018, and September 30, 2018;

5.	other securities regulatory filings of Goldcorp and Newmont for the years ended December 31, 2015, 2016, 2017 and 2018;

6.	Goldcorp management’s operating and financial models for its major assets and for Goldcorp on a consolidated basis;

7.	Newmont management’s operating and financial models for its major assets and for Newmont on a consolidated basis;

8.	various financial and operational information regarding Goldcorp prepared by management of Goldcorp;

9.	various financial and operational information regarding Newmont prepared by management of Newmont;

10.	representations contained in a certificate dated March 24, 2019, from senior officers of Goldcorp (the “Certificate”);

11.

discussions with senior management of Goldcorp and Newmont with respect to various risks related to existing mines, project development, Goldcorp and Newmont’s long-term prospects and other issues and matters considered relevant by TD Securities;

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12.	various research publications prepared by industry and equity research analysts regarding Goldcorp, Newmont and other selected public entities considered relevant;

13.	public information relating to the business, operations, financial performance and security trading history of Goldcorp, Newmont and other selected public entities considered relevant;

14.	public information with respect to certain other transactions of a comparable nature considered relevant; and

15.	such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by Goldcorp or Newmont to any information requested by TD Securities. TD Securities did not meet with the auditors of Goldcorp or Newmont and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of Goldcorp and Newmont and any reports of the auditors thereon.

PRIOR VALUATIONS

Senior officers of Goldcorp, on behalf of Goldcorp and not in their personal capacities, have represented to TD Securities that, among other things, to the best of their knowledge, information and belief after due inquiry, there have been no valuations or appraisals relating to Goldcorp, or to Goldcorp’s knowledge, Newmont, or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of Goldcorp other than those which have been provided to TD Securities or, in the case of valuations known to Goldcorp which it does not have within its possession or control, notice of which has not been given to TD Securities.

ASSUMPTIONS AND LIMITATIONS

With Goldcorp’s acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation in all material respects of all financial and other data and information filed by Goldcorp and Newmont with securities regulatory or similar authorities (including on the System for Electronic Document Analysis and Retrieval (“SEDAR”)), provided to it by or on behalf of Goldcorp or Newmont or their respective representatives in respect of Goldcorp or Newmont and/or their respective affiliates, or otherwise obtained by TD Securities, including the Certificate identified above (collectively, the “Information”). The Opinion is conditional upon such accuracy, completeness and fair presentation in all material respects of the Information. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses were prepared using the assumptions identified therein which TD Securities has been advised by Goldcorp are (or were at the time of preparation and continue to be) reasonable in the circumstances. TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions on which they are based.

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Senior officers of Goldcorp, on behalf of Goldcorp and not in their personal capacities, have represented to TD Securities in the Certificate dated March 24, 2019, to the best of their knowledge, information and belief after due inquiry with the intention that TD Securities may rely thereon in connection with the preparation of the Opinion: (i) there are no facts public or otherwise not specifically provided to TD Securities relating to Goldcorp or Newmont which would reasonably be expected to affect materially the Opinion to be given by TD Securities; (ii) with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, the information, data and other material (collectively, the “Goldcorp Information”) as filed under Goldcorp’s profile on SEDAR and/or provided to TD Securities by or on behalf of Goldcorp or its representatives in respect of Goldcorp and its affiliates in connection with the Arrangement is or, in the case of historical Goldcorp Information was, at the date of preparation, true, complete and accurate in all material respects and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact required to be stated therein or necessary to make the Goldcorp Information not misleading in the light of circumstances under which they are made; (iii) to the extent that any of the Goldcorp Information identified in subparagraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by Goldcorp and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Goldcorp and no material change has occurred in the Goldcorp Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; (iv) any portions of the Goldcorp Information provided to TD Securities (or filed on SEDAR) which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Goldcorp, are (or were at the time of preparation and continue to be) reasonable in the circumstances; (v) there have been no valuations or appraisals relating to Goldcorp, or to Goldcorp’s knowledge, Newmont, or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of Goldcorp other than those which have been provided to TD Securities or, in the case of valuations known to Goldcorp which it does not have within its possession or control, notice of which has not been given to TD Securities; (vi) there have been no verbal or written offers or serious negotiations for or transactions involving any material property of Goldcorp or any of its affiliates during the preceding 24 months which have not been disclosed to TD Securities (for the purposes of paragraphs (v) and (vi), “material assets”, “material liabilities” and “material property” shall include assets, liabilities and property of Goldcorp or its affiliates having a gross value greater than or equal to US$100,000,000); (vii) since the dates on which the Goldcorp Information was provided to TD Securities (or filed on SEDAR), no material transaction has been entered into by Goldcorp or any of its affiliates; (viii) other than as disclosed in the Goldcorp Information, neither Goldcorp nor any of its affiliates has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations or inquiries pending or, to the knowledge of Goldcorp, threatened against or affecting the Arrangement, Goldcorp or any of its affiliates at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may, in any way, materially adversely affect Goldcorp or its affiliates or the Arrangement; (ix) all financial material, documentation and other data concerning the Arrangement, Goldcorp and its affiliates, including any projections or forecasts provided to TD Securities, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of Goldcorp (except where IFRS has changed and a new accounting standard has become effective for the subsequent period); (x) there are no agreements, undertakings, commitments or understanding (whether written or oral, formal or informal) relating to the Arrangement, except as have been disclosed to TD Securities; (xi) the contents of any and all documents prepared in connection with the Arrangement for filing with regulatory authorities or delivery or communication to securityholders of Goldcorp (collectively, the “Disclosure Documents”)

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have been, are and will be true, complete and correct in all material respects and have not and will not contain any misrepresentation (as defined in the Securities Act) and the Disclosure Documents have complied, comply and will comply in all material respects with all requirements under applicable laws; (xii) Goldcorp has complied in all material respects with the Engagement Agreement, including the terms and conditions of the Indemnity attached thereto; and (xiii) to the best of its knowledge, information and belief after due inquiry, there is no plan or proposal for any material change (as defined in the Securities Act) in the affairs of Goldcorp or Newmont which have not been disclosed to TD Securities.

In preparing the Opinion, TD Securities has made a number of assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to the consummation of the Arrangement can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Arrangement will be obtained in a timely manner, in each case without adverse condition, qualification, modification or waiver, that all steps or procedures being followed to implement the Arrangement are valid and effective and comply in all material respects with all applicable laws and regulatory requirements, that all required documents have been or will be distributed to the Shareholders in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents is or will be complete and accurate in all material respects and such disclosure complies or will comply in all material respects with the requirements of all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TD Securities, Goldcorp, Newmont and their respective subsidiaries and affiliates or any other party involved in the Arrangement. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of and has relied upon the financial statements forming part of the Information. The Opinion is conditional on all such assumptions being correct.

The Opinion has been provided for the exclusive use of the Board of Directors of Goldcorp in connection with the Arrangement. The Opinion may not be used or relied upon by any other person or for any other purpose without the express prior written consent of TD Securities. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to Goldcorp, nor does it address the underlying business decision to implement the Arrangement or any other term or aspect of the Arrangement or the Arrangement Agreement or any other agreements entered into or amended in connection with the Arrangement. In considering fairness, from a financial point of view, TD Securities considered the Arrangement from the perspective of Shareholders generally and did not consider the specific circumstances of any particular Shareholder, including with regard to income tax considerations. TD Securities expresses no opinion with respect to future trading prices of securities of Goldcorp or Newmont. The Opinion is rendered as of March 24, 2019 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Goldcorp, Newmont and their respective subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Opinion and, although TD Securities reserves the right to change, withdraw or supplement the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the Opinion after such date. TD Securities is not an expert on, and did not provide advice to the Board of Directors of Goldcorp regarding, legal, accounting, regulatory or tax matters. The Opinion may not be summarized, published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities.

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The preparation of a fairness opinion, such as the Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. Accordingly, the Opinion should be read in its entirety.

CONCLUSION

Based upon and subject to the foregoing and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of March 24, 2019, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

Yours very truly,

TD SECURITIES INC.

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APPENDIX “F”

BOFA MERRILL LYNCH FAIRNESS OPINION

March 24, 2019

The Board of Directors

Goldcorp Inc.

Suite 3400 – 666 Burrard Street

Vancouver, British Columbia

V6C 2X8

Members of the Board of Directors:

We understand that, on January 14, 2019, Goldcorp Inc. (“Goldcorp”) entered into an Arrangement Agreement between Goldcorp and Newmont Mining Corporation (“Newmont”), as amended by the first amendment thereto, dated February 19, 2019 (the Arrangement Agreement, as so amended, the “Agreement”), pursuant to which, among other things, on the terms and subject to the conditions contained in the Agreement, each outstanding common share, no par value per share, of Goldcorp (each, a “Goldcorp Common Share”, and collectively, the “Goldcorp Common Shares”) will be deemed to be transferred and assigned by the holder thereof to Newmont in exchange for (i) 0.3280 of a share (such number of shares, the “Stock Consideration”) of the common stock, par value US$1.60 per share, of Newmont (“Newmont Common Stock”) and (ii) US$0.02 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Consideration”) pursuant to a plan of arrangement, the terms and conditions of which are more fully set forth in the Agreement (the “Arrangement”). We further understand that, pursuant to the terms of the Agreement, Newmont requested, and Goldcorp proposes to provide, an irrevocable consent to Newmont’s declaration and payment of a special dividend, with a record date prior to the Effective Date (as defined in the Agreement), provided, that the payment of such dividend is expressly conditioned as set forth in such declaration upon prior receipt of the Newmont Stockholder Approval (as defined in the Agreement) and Goldcorp Shareholder Approval (as defined in the Agreement), on the shares of Newmont Common Stock in an amount not to exceed the lesser of: (a) US$0.88 per share of Newmont Common Stock; and (b) US$475 million in the aggregate (the “Newmont Special Dividend”), and in such consent, Goldcorp proposes to acknowledge and agree that there will be no adjustment to the Consideration as a result of the Newmont Special Dividend, in each case whether or not the Newmont Special Dividend is paid prior to, on or after the Effective Date (collectively, the “Goldcorp Dividend Consent”).

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Goldcorp Common Shares of the Consideration to be received in the Arrangement by such holders.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Goldcorp and Newmont;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Goldcorp furnished to or discussed with us by the management of

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Goldcorp Inc.

Goldcorp, including certain financial forecasts relating to Goldcorp prepared by the management of Goldcorp (such forecasts, the “Goldcorp Forecasts”);

(iii)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Newmont furnished to or discussed with us by the management of Goldcorp, including certain financial forecasts relating to Newmont prepared by the management of Newmont, which for clarity includes the impact of the pending joint venture (the “Joint Venture”) contemplated by that certain Implementation Agreement, by and between Newmont and Barrick Gold Corporation, dated as of March 10, 2019 (the “Implementation Agreement”) (such forecasts, the “Newmont Forecasts”) as adjusted by the management of Goldcorp (such forecasts, as adjusted, the “Adjusted Newmont Forecasts”), and discussed with the management of Goldcorp its assessment as to the likelihood of achieving the future financial results reflected in the Adjusted Newmont Forecasts;

(iv)	reviewed certain estimates as to the amount and timing of transaction synergies (collectively, the “Synergies”) anticipated by the managements of Goldcorp and Newmont to result from the Arrangement;

(v)

discussed the past and current business, operations, financial condition and prospects of Goldcorp with members of senior management of Goldcorp, and discussed the past and current business, operations, financial condition and prospects of Newmont with members of senior managements of Goldcorp and Newmont;

(vi)	reviewed the potential pro forma financial impact of the Arrangement on Goldcorp and Newmont;

(vii)

reviewed the trading histories for Goldcorp Common Shares and Newmont Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(viii)	compared certain financial and stock market information of Goldcorp and Newmont with similar information of other companies we deemed relevant;

(ix)	reviewed the relative financial contributions of Goldcorp and Newmont to the future financial performance of the combined company on a pro forma basis;

(x)	reviewed the Agreement;

(xi)	reviewed a draft of the Goldcorp Dividend Consent; and

(xii)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Goldcorp and Newmont that they are not aware of any facts or circumstances that would make such

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Goldcorp Inc.

information or data inaccurate or misleading in any material respect. With respect to the Goldcorp Forecasts, we have been advised by Goldcorp, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Goldcorp as to the future financial performance of Goldcorp and the other matters covered thereby. With respect to the Newmont Forecasts, we have been advised by Goldcorp, and have assumed, with the consent of Goldcorp, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Newmont as to the future financial performance of Newmont and the other matters covered thereby. With respect to the Adjusted Newmont Forecasts, we have assumed, with the consent of Goldcorp, that the management of Goldcorp’s review of and adjustments to the Newmont Forecasts were reasonably performed and that the Adjusted Newmont Forecasts reflect the best currently available estimates and good faith judgments of the management of Goldcorp as to the future financial performance of Newmont and the other matters covered thereby and we have relied, at the direction of Goldcorp, on the Adjusted Newmont Forecasts for purposes of our analysis and opinion. With respect to the Synergies, we have been advised by Goldcorp, and have assumed, with the consent of Goldcorp, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of Goldcorp and Newmont as to such Synergies. We have relied, at the direction of Goldcorp, on the assessments of the management of Goldcorp as to Newmont’s ability to achieve the Synergies following consummation of the Arrangement and have been advised by the management of Goldcorp, and have assumed, with the consent of Goldcorp, that the Synergies will be realized in the amounts and at the times projected. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Goldcorp, Newmont or any other entity, nor have we made any physical inspection of the properties or assets of Goldcorp, Newmont or any other entity and we have assumed, with the consent of Goldcorp, that there are no material undisclosed liabilities of or relating to Goldcorp, Newmont or any other entity for which appropriate reserves or other provisions have not been made. We have not evaluated the solvency or fair value of Goldcorp, Newmont or any other entity under any state, provincial, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Goldcorp, that the Goldcorp Dividend Consent will be executed and provided to Newmont in substantially the form reviewed by us, without waiver, modification or amendment of any material term, condition or agreement therein, and we have been advised by Goldcorp, and have assumed, that payment of the Newmont Special Dividend is conditioned on prior receipt of the Newmont Stockholder Approval (as defined in the Agreement) and the Goldcorp Shareholder Approval (as defined in the Agreement). We have also assumed, at the direction of Goldcorp, that the Arrangement will be consummated in accordance with the Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Arrangement, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Goldcorp, Newmont or the Arrangement (including the contemplated benefits of the Arrangement). We further have assumed, at the direction of Goldcorp, that the Joint Venture will be consummated on the timing and the terms discussed with us.

We express no view or opinion as to any terms or other aspects or implications of the Arrangement (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Arrangement or any terms, aspects or implications of any other arrangements, agreements or understandings that are or may be entered into in connection with or related to the Arrangement or otherwise. As you are aware, we were not requested to, and we did not, solicit indications of interest or

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Goldcorp Inc.

proposals from third parties regarding a possible acquisition of all or any part of Goldcorp or any alternative transaction. Our opinion is limited to the fairness, from a financial point of view, to the holders of Goldcorp Common Shares of the Consideration to be received in the Arrangement by such holders and no opinion or view is expressed with respect to any consideration received in connection with the Arrangement by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Arrangement, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Goldcorp or any other entity or in which Goldcorp or any other entity might engage or as to the underlying business decision of Goldcorp or any other entity to proceed with or effect the Arrangement or to consent to, or declare or pay, the Newmont Special Dividend. We are not expressing any opinion as to what the value of Newmont Common Stock actually will be when issued or the prices at which Newmont Common Stock or Goldcorp Common Shares will trade at any time, including following announcement or consummation of the Arrangement or declaration or payment of the Newmont Special Dividend. We also are not expressing any view or opinion with respect to, and we have relied, at the direction of Goldcorp, upon, the assessments of representatives of Goldcorp regarding, legal, regulatory, accounting, tax and similar matters relating to Goldcorp, Newmont and the Arrangement as to which we understand that Goldcorp obtained such advice as it deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to how any shareholder or stockholder should vote or act in connection with the Arrangement or any other matter.

We have acted as financial advisor to Goldcorp in connection with the Arrangement and will receive a fee for our services, a portion of which was payable upon delivery of our initial opinion in connection with the Arrangement, a portion of which is payable upon delivery of this opinion, and a significant portion of which is contingent upon consummation of the Arrangement. In addition, Goldcorp has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Goldcorp, Newmont and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Goldcorp and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain credit facilities and other credit arrangements of Goldcorp and/or certain of its affiliates, and (ii) having provided or providing certain derivatives and foreign exchange trading services to Goldcorp and/or certain of its affiliates. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain,

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Goldcorp Inc.

commercial (including vendor and/or customer) relationships with Goldcorp and/or certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Newmont and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain term loans, letters of credit, credit facilities and other credit arrangements of Newmont and/or certain of its affiliates, (ii) having provided or providing certain commodity, derivatives and foreign exchange trading services to Newmont and/or certain of its affiliates, (iii) having provided or providing certain managed investments services and products to Newmont and/or certain of its affiliates, and (iv) having provided or providing certain treasury management services and products to Newmont and/or certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Goldcorp (in its capacity as such) in connection with and for purposes of its evaluation of the Arrangement and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Board of Directors of Goldcorp.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our fairness opinion review committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Arrangement by the holders of Goldcorp Common Shares is fair, from a financial point of view, to such holders.

The Board of Directors

Goldcorp Inc.

Very truly yours,

MERRILL LYNCH CANADA INC.

[Signature Page to the Opinion]